Exhibit 12.1

AMERCO and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Fiscal Year Ended March 31,
	September 30, 2016	2016	2015	2014	2013	2012
	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)	(In thousands)	(In thousands)

Earnings	$512,122	768,911	561,418	537,522	408,487	325,636
Plus:
Interest expense	55,510	98,291	95,234	89,712	86,978	86,164
Amortization of capitalized expenses related to debt	1,647	3,235	3,495	3,551	4,133	4,428
An estimate of the interest component of rent expense	6,799	16,593	26,599	33,489	39,149	43,738
Adjusted "earnings"	$576,078	887,030	686,746	664,274	538,747	459,966

Fixed charges:
Interest expense	$55,510	98,291	95,234	89,712	86,978	86,164
Capitalized interest	2,298	3,623	1,204	571	415	221
Amortization of capitalized expenses related to debt	1,647	3,235	3,495	3,551	4,133	4,428
An estimate of the interest component of rent expense	6,799	16,593	26,599	33,489	39,149	43,738
Total fixed charges	$66,254	121,742	126,532	127,323	130,675	134,551

Ratio of earnings to fixed charges	8.7	7.3	5.4	5.2	4.1	3.4